UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

SOPHiA GENETICS SA
(Name of Issuer)

Ordinary Shares, par value CHF 0.05 per share
(Title of Class of Securities)

H82027105
(CUSIP Number)

aMoon Growth Fund Limited Partnership
aMoon Growth Fund G.P. Limited Partnership
aMoon General Partner Ltd.
aMoon Edge Limited Partnership
aMoon Edge GP Ltd.
Hilliyon Holdings Ltd.
Berko Capital Ltd.
Dr. Yair C. Schindel
Dr. Tomer Berkovitz

34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Growth Fund Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
3,191,916

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,191,916

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,191,916

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
4.97% (1)

14	Type of Reporting Person (See Instructions)
PN

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Growth Fund G.P. Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
3,191,916

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,191,916

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,191,916

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
4.97% (1)

14	Type of Reporting Person (See Instructions)
PN

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon General Partner Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
3,191,916

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,191,916

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,191,916

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
4.97% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Edge Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
18,951

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
18,951

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,951

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.03% (1)

14	Type of Reporting Person (See Instructions)
PN

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
aMoon Edge GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
18,951

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
18,951

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,951

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.03% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
Hilliyon Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
18,951

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
18,951

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,951

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.03% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
Berko Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
18,951

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
18,951

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,951

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.03% (1)

14	Type of Reporting Person (See Instructions)
CO

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
Dr. Yair C. Schindel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
3,210,867

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,210,867

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,210,867

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
5.00% (1)

14	Type of Reporting Person (See Instructions)
IN

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

CUSIP No.	H82027105
1	Names of Reporting Persons
Dr. Tomer Berkovitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☑
(b)☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
18,951

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
18,951

11	Aggregate Amount Beneficially Owned by Each Reporting Person
18,951

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0.03% (1)

14	Type of Reporting Person (See Instructions)
IN

(1)
Based on 64,210,912 Ordinary Shares issued and outstanding as of September 30, 2022 (excluding treasury shares), as reported in the Issuer’s Form 6-K, filed with the U.S. Securities and Exchange Committee on November 8, 2022.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Ordinary Shares, par value CHF 0.05 per share (the “Ordinary Shares”), of SOPHiA GENETICS SA, a Swiss company (the “Issuer”).  The Issuer’s principal executive offices are located at Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

Item 2.  Identity and Background

(a)

This Schedule 13D is being filed by aMoon Growth Fund Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon Growth”), aMoon Growth Fund G.P. Limited Partnership, an Israeli limited partnership (“aMoon Growth G.P.”), aMoon General Partner Ltd., an Israeli company (“aMoon Ltd.”), aMoon Edge Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon Edge”), aMoon Edge GP Ltd., a Cayman Islands company (“aMoon Edge Ltd.”), Hilliyon Holdings Ltd., an Israeli company (“Hilliyon”), Berko Capital Ltd., an Israeli company (“Berko Capital”), Dr. Yair C. Schindel (“Schindel”) and Dr. Tomer Berkovitz (“Berkovitz”) (collectively, the “Reporting Persons”).

aMoon Growth G.P. is the sole general partner of aMoon Growth.  aMoon Ltd. is the sole general partner of aMoon Growth G.P.  Schindel is the sole shareholder of aMoon Ltd.

aMoon Edge Ltd. is the sole general partner of aMoon Edge.  Hilliyon and Berko Capital are the sole shareholders of aMoon Edge Ltd.  Schindel is the sole shareholder of Hilliyon.  Berkovitz is the sole shareholder of Berko Capital.

(b)

The address of the principal business office of each of the Reporting Persons is 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

(c)

The principal business of Schindel is Managing Partner and Co-Founder of aMoon Fund, an investment house focused on accelerating cure in healthcare and life sciences, and the principal business of Berkovitz is General Partner of aMoon Fund.

The principal business of each other Reporting Person is to generate returns primarily from equity, and equity-related investments, and convertible and/or bridge loans, mainly in companies in the fields of healthcare and life sciences, operating in Israel and in select other global centers of healthtech innovation.

(d), (e) and (f)

Schindel, an Israeli citizen, is the sole director of aMoon Growth Ltd. and Hilliyon.  aMoon Growth Ltd. and Hilliyon do not have any executive officers.

Berkovitz, an Israeli citizen, is the sole director of Berko Capital.  Berko Capital does not have any executive officers.

Schindel and Berkovitz are the sole directors of aMoon Edge Ltd.  aMoon Edge Ltd does not have any executive officers.

The business and operations of aMoon Growth is managed by its sole general partner, aMoon Growth G.P., and the business and operations of aMoon Growth G.P. are managed by its sole general partner, aMoon Ltd.  The business and operations of aMoon Edge is managed by its sole general partner, aMoon Edge Ltd.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 3,210,867 Ordinary Shares purchased by aMoon Growth and aMoon Edge was $42,896,672.42. The source of funding for the purchase of the Ordinary Shares was the capital of aMoon Growth and aMoon Edge.

The purchases of the Ordinary Shares listed in Annex A to this Schedule 13D were made pursuant to Rule 10b5-1 plans entered into by aMoon Growth and aMoon Edge, which remain in effect through March 9, 2023. The Reporting Persons may elect in the future to extend and/or enter into new Rule 10b5-1 plans.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Ordinary Shares by the Reporting Persons. The Ordinary Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective limited partners.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

As of the date of this Schedule 13D, (i) aMoon Growth holds 3,191,916 Ordinary Shares, constituting approximately 4.97% of the issued and outstanding Ordinary Shares, and (ii) aMoon Edge holds 18,951 Ordinary Shares, constituting approximately 0.03% of the issued and outstanding Ordinary Shares (excluding treasury shares).

aMoon Growth G.P. is the sole general partner of aMoon Growth pursuant to the terms of the limited partnership agreement of aMoon Growth.  aMoon Ltd. is the sole general partner of aMoon Growth G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.

aMoon Edge Ltd. is the sole general partner of aMoon Edge pursuant to the terms of the limited partnership agreement of aMoon Edge.  Hilliyon and Berko Capital are the sole shareholders of aMoon Edge Ltd., Schindel is the sole shareholder of Hilliyon and Berkovitz is the sole shareholder of Berko Capital.

By virtue of such relationships, (i) aMoon Growth G.P. and aMoon Ltd. may be deemed to have shared voting and investment power with respect to the 3,191,916 Ordinary Shares held by aMoon Growth, constituting approximately 4.97% of the issued and outstanding Ordinary Shares (excluding treasury shares); (ii) aMoon Edge Ltd., Hilliyon, Berko Capital and Berkovitz may be deemed to have shared voting and investment power with respect to the 18,951 Ordinary Shares held by aMoon Edge, constituting approximately 0.03% of the issued and outstanding Ordinary Shares (excluding treasury shares); and (iii) Schindel may be deemed to have shared voting and investment power with respect to the 3,210,867 Ordinary Shares held by aMoon Growth and aMoon Edge, constituting approximately 5.00% of the issued and outstanding Ordinary Shares (excluding treasury shares).

As the sole shareholder of aMoon Ltd., Schindel exercises investment and voting power of aMoon Growth G.P., and as the sole shareholder of Hilliyon, which in turn is one of the shareholders of aMoon Edge Ltd., Schindel exercises investment and voting power of aMoon Edge Ltd.  Schindel disclaims beneficial ownership of the Ordinary Shares held by aMoon Growth and aMoon Edge, except to the extent of his pecuniary interest therein, if any.

As the sole shareholder of Berko Capital, which in turn is one of the shareholders of aMoon Edge Ltd., Berkovitz exercises investment and voting power of aMoon Edge Ltd.  Berkovitz disclaims beneficial ownership of the Ordinary Shares held by aMoon Edge, except to the extent of his pecuniary interest therein, if any.

(c)

Except as described in Annex A to this Schedule 13D and in Item 3, there have been no transactions in the Ordinary Shares effected by the Reporting Persons during the last 60 days.

(d)

To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above:

-
aMoon Growth G.P., as the sole general partner of aMoon Growth, has discretionary investment management authority with respect to the assets of aMoon Growth. Such authority includes the power to vote and otherwise dispose of securities held by aMoon Growth. Further, aMoon Ltd., as the sole general partner of aMoon Growth G.P., has discretionary investment management authority with respect to the assets of aMoon G.P., and Schindel is the sole shareholder of aMoon Ltd. Such authority includes the power to vote and otherwise dispose of securities held by aMoon Growth.

-
aMoon Edge Ltd., as the sole general partner of aMoon Edge, has discretionary investment management authority with respect to the assets of aMoon Edge. Such authority includes the power to vote and otherwise dispose of securities held by aMoon Edge. Further, Hilliyon and Berko Capital are the sole shareholders of aMoon Edge Ltd., Schindel is the sole shareholder of Hilliyon and Berkovitz is the sole shareholder of Berko Capital. Such authority includes the power to vote and otherwise dispose of securities held by aMoon Edge.

Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Director of the Issuer.  The Reporting Person, Dr. Tomer Berkovitz, serves as a member of the board of directors of the Issuer since March 2021.

To the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons, or any subsidiary of any of the Reporting Persons, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1
Joint Filing Agreement by and among aMoon Growth Fund Limited Partnership, aMoon Growth Fund G.P. Limited Partnership, aMoon General Partner Ltd., aMoon Edge Limited Partnership, aMoon Edge GP Ltd., Hilliyon Holdings Ltd., Berko Capital Ltd., Dr. Yair C. Schindel and Dr. Tomer Berkovitz.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023 AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel Title: Director

AMOON GROWTH FUND G.P. LIMITED
PARTNERSHIP
BY:  AMOON GENERAL PARTNER LTD., ITS
GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel Title: Director

AMOON GENERAL PARTNER LTD.

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel Title: Director

AMOON EDGE FUND . LIMITED PARTNERSHIP
BY:  AMOON EDGE GP LTD., ITS GENERAL
PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel Title: Director

AMOON EDGE GP LTD.

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel Title: Director

HILLIYON HOLDINGS LTD.

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel Title: Director

BERKO CAPITAL LTD.

By:	/s/ Dr. Tomer Berkovitz
Name: Dr. Tomer Berkovitz Title: Director

DR. YAIR C. SCHINDEL

By:	/s/ Dr. Yair C. Schindel

DR. TOMER BERKOVITZ

By:	/s/ Dr. Tomer Berkovitz

ANNEX A

Reporting Person – aMoon Growth Fund Limited Partnership

Nature of Transaction	Date of Transaction	Number of Ordinary Shares	Price per Ordinary Share
Purchase of Ordinary Shares (Nasdaq)	December 9, 2022	2,702	$ 2.2535
Purchase of Ordinary Shares (Nasdaq)	December 12, 2022	2,096	$2.0514
Purchase of Ordinary Shares (Nasdaq)	December 13, 2022	2,037	$ 2.1937
Purchase of Ordinary Shares (Nasdaq)	December 14, 2022	1,440	$ 2.1766
Purchase of Ordinary Shares (Nasdaq)	December 15, 2022	3,589	$ 2.2007
Purchase of Ordinary Shares (Nasdaq)	December 16, 2022	1,840	$ 2.2321
Purchase of Ordinary Shares (Nasdaq)	December 19, 2022	4,569	$ 2.2713
Purchase of Ordinary Shares (Nasdaq)	December 20, 2022	5,105	$2.4794
Purchase of Ordinary Shares (Nasdaq)	December 29, 2022	7,200	$2.2674
Purchase of Ordinary Shares (Nasdaq)	December 30, 2022	7,756	$2.0747
Purchase of Ordinary Shares (Nasdaq)	January 3, 2023	8,616	$2.4256
Purchase of Ordinary Shares (Nasdaq)	January 4, 2023	8,616	$2.1948
Purchase of Ordinary Shares (Nasdaq)	January 5, 2023	4,480	$2.1843
Purchase of Ordinary Shares (Nasdaq)	January 6, 2023	8,616	$2.1126
Purchase of Ordinary Shares (Nasdaq)	January 9, 2023	7,141	$2.2149

Reporting Person – aMoon Edge Limited Partnership

Nature of Transaction	Date of Transaction	Number of Ordinary Shares	Price per Ordinary Share
Purchase of Ordinary Shares (Nasdaq)	December 9, 2022	676	$2.2535
Purchase of Ordinary Shares (Nasdaq)	December 12, 2022	524	$2.0514
Purchase of Ordinary Shares (Nasdaq)	December 13, 2022	509	$2.1937
Purchase of Ordinary Shares (Nasdaq)	December 14, 2022	360	$2.1766
Purchase of Ordinary Shares (Nasdaq)	December 15, 2022	897	$2.2007
Purchase of Ordinary Shares (Nasdaq)	December 16, 2022	460	$2.2321
Purchase of Ordinary Shares (Nasdaq)	December 19, 2022	1,143	$2.2713
Purchase of Ordinary Shares (Nasdaq)	December 20, 2022	1,276	$2.4794
Purchase of Ordinary Shares (Nasdaq)	December 29, 2022	1,800	$2.2674
Purchase of Ordinary Shares (Nasdaq)	December 30, 2022	1,939	$2.0747
Purchase of Ordinary Shares (Nasdaq)	January 3, 2023	2,154	$2.4256
Purchase of Ordinary Shares (Nasdaq)	January 4, 2023	2,154	$2.1948
Purchase of Ordinary Shares (Nasdaq)	January 5, 2023	1,120	$2.1843
Purchase of Ordinary Shares (Nasdaq)	January 6, 2023	2,154	$2.1126
Purchase of Ordinary Shares (Nasdaq)	January 9, 2023	1,785	$2.2149